Exhibit 99.1

Vermilion Enters into Lock-up Agreement with CNPCI for Acquisition of Verenex

CALGARY, Alberta--(BUSINESS WIRE)--February 26, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN - TSX) is pleased to announce that Verenex Energy Inc. (“Verenex") (VNX – TSX), in which Vermilion holds 18,760,540 million common shares representing a 42.4% equity ownership position, has entered into a definitive agreement (the “Agreement”) on February 24, 2009 whereby a wholly-owned subsidiary of CNPC International Ltd. ("CNPCI") has agreed, subject to the terms of the Agreement, to offer to acquire all the outstanding common shares of Verenex by way of a take-over bid (the “Offer”) for C$10.00 per share in cash. The aggregate value of this transaction will be approximately C$499 million. Mailing of the Offer to Verenex shareholders is subject to the fulfillment of certain conditions for the benefit of CNPCI which, if not satisfied, will result in the Offer not proceeding. The primary condition precedent to the mailing of the Offer is the receipt from the Libyan National Oil Corporation (the "NOC") of written consent to the acquisition of Verenex by CNPCI (and certain other related matters) in the form contemplated by the Agreement (the "NOC Consent"). In order for the transaction to proceed, consent from the NOC is required under the terms of an exploration and production sharing agreement to which NOC and Verenex are parties. Such written consent has been requested but not yet received and no assurance can be given that the consent will be given, or, if given, in the form required by the Agreement. The Offer, if made, will be conditional upon, among other things, valid acceptance of the Offer by Verenex shareholders owning not less than 66 2/3% of the outstanding Verenex shares (calculated on a fully-diluted basis). In addition, the Offer will be subject to certain customary conditions, regulatory approvals (including all required approvals from the Libyan Government) and the absence of any material adverse change with respect to Verenex. The Agreement will be filed on SEDAR at www.sedar.com. This announcement coincides with the release on SEDAR, in response to unusual trading activity in Verenex shares, of a material change report which was previously filed on a confidential basis with securities regulators.

Vermilion has entered into a lock-up agreement (the "Lock-up Agreement") with CNPCI, whereby Vermilion has agreed to tender its Verenex Shares into the Offer. In addition, the Lock-up Agreement contains customary provisions prohibiting Vermilion from disposing of its Verenex Shares and from soliciting any other acquisition proposal. The Lock-up Agreement permits Vermilion to withdraw its Verenex Shares from the Offer if the Agreement is terminated in accordance with its terms, including if the Verenex board of directors accepts and recommends a superior proposal and pays the applicable non-completion fee (subject to a right to match provision in favour of CNPCI). The Lock-up Agreement has been reviewed by a committee of the Board of Directors of Vermilion composed of the independent directors (the “Independent Committee”). After reviewing among other things the Lock-up Agreement, the process undertaken by Verenex and consulting with its financial and legal advisors, the Independent Committee recommended to the Board of Directors of Vermilion that Vermilion enter into the Lock-up Agreement.

TD Securities Inc. is acting as financial advisors, and Burnet, Duckworth & Palmer LLP is acting as legal counsel, to the Independent Committee.

About Verenex

Verenex is a Canada-based, international oil and gas exploration and production company with a world-class discovered resource base and exploration portfolio in the Ghadames Basin in Libya. Under the EPSA terms for Area 47, Verenex is the operator and holds a 50% working interest in the initial 5-year Exploration Period which reduces to 25% for any commercial developments retained in a subsequent 25-year Exploitation Period. These working interest levels reflect Verenex's required share of capital funding during the periods. In any commercial development scheme, Verenex would fund 25% of capital expenditures and 6.85% of operating costs and receive an initial production allocation (free of all taxes and royalties) of 6.85%. A more complete description of the Area 47 contract terms is included in Verenex's various filings on www.sedar.com.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning the timing of the making of and the conditions to completion of the Offer.

The forward-looking statements and information are based on certain key expectations and assumptions made by Vermilion including expectations and assumptions concerning the timing of and satisfaction of the conditions in the Offer and receipt of all third party approvals. Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

The forward-looking statements and information contained in this press release are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO / Curtis W. Hicks, EVP & CFO / Paul Beique, VP Capital Markets
Tel: 403-269-4884
Fax: 403-264-6306
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com